SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                         ________________________

                                FORM 11-K


(Mark One)
 X    ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
      For the year ended December 31, 1996
                     OR
      TRANSITION REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from ..... to .....


                       Commission file number 1-9769


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    LANDS' END, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:


                             LANDS' END, INC.
                             LANDS' END LANE
                          DODGEVILLE, WI  53595












                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        LANDS' END, INC. RETIREMENT PLAN



                                        By  DONALD R. HUGHES
                                            Donald R. Hughes
                                            Vice President-Finance


Date:  June 25, 1997
















                 Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement (No. 33-63461) for the Lands' End, Inc. Retirement Plan.




                                          ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin,
June 25, 1997





















                               LANDS' END, INC.

                               RETIREMENT PLAN


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





















                               LANDS' END, INC.

                               RETIREMENT PLAN


                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995


                              TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits, with Fund Information-December 31, 1996 and 1995

     Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Years Ended December 31, 1996 and 1995


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)-Schedule of Assets Held for Investment Purposes-December 31, 1996

     Schedule II: Item 27(d)-Schedule of Reportable Transactions for the Year Ended December 31, 1996

















                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Lands' End, Inc. Retirement Plan (the "Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
April 11, 1997









                                          LANDS' END, INC.
                                          RETIREMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1996

                                               Fund Information
                         ---------------------------------------------------------------
                                                                   Lands' End,   Partic-
                           Cash       Fixed                           Inc.       ipants'
(In thousands)            Equiva-     Income   Balanced  Equity      Stock        Loan
ASSETS                     lents       Fund      Fund     Fund       Fund         Fund     Total
<S)
INVESTMENTS, at fair
 value (cost at $50,559):
  U.S. Government
   Securities Fund II      $ 493     $    -    $     -    $     -  $   -       $    -     $   493
  IDS Federal Income
   Fund, Inc.                  -      9,151          -          -      -            -       9,151
  IDS Mutual                   -          -     16,054          -      -            -      16,054
  IDS New Dimensions
   Fund, Inc.                  -          -          -     34,769      -            -      34,769
  Lands' End, Inc.
   Stock Fund                  -          -          -          -    130            -         130
Total Investments            493      9,151     16,054     34,769    130            -      60,597

LOANS TO PARTICIPANTS          -          -          -          -      -        1,137       1,137

EMPLOYER CONTRIBUTION
 RECEIVABLE                   50        539        727      1,507     50            -       2,873

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $ 543     $9,690    $16,781    $36,276  $ 180       $1,137     $64,607

The accompanying notes to financial statements are an integral part of this statement.










                                          LANDS' END, INC.
                                          RETIREMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1995

                                               Fund Information
                          ------------------------------------------------------------
                                                                  Lands' End,  Partic-
                           Cash       Fixed                          Inc.      ipants'
(In thousands)            Equiva-     Income   Balanced  Equity     Stock       Loan
ASSETS                     lents       Fund      Fund     Fund      Fund        Fund     Total
INVESTMENTS, at fair
 value (cost at $38,476):
  U.S. Government
   Securities Fund II      $  34     $    -    $     -    $     -  $   -      $   -     $    34
  IDS Federal Income
   Fund, Inc.                  -      8,271          -          -      -          -       8,271
  IDS Mutual                   -          -     12,538          -      -          -      12,538
  IDS New Dimensions
   Fund, Inc.                  -          -          -     22,870      -          -      22,870
  Lands' End, Inc.
   Stock Fund                  -          -          -          -      8          -           8
Total Investments             34      8,271     12,538     22,870      8          -      43,721

LOANS TO PARTICIPANTS          -          -          -          -      -        852         852

RECEIVABLES:
  Employer Contribution       25        286        403        705     11          -       1,430
  Dividends                    -          -          -      1,015      -          -       1,015


Total receivables             25        286        403      1,720     11          -       2,445

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $  59     $8,557    $12,941    $24,590  $  19      $ 852     $47,018

The accompanying notes to financial statements are an integral part of this statement.




                                          LANDS' END, INC.
                                          RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  Fund Information
                               -----------------------------------------------------------
                                   Cash    Fixed                     Lands' End,  Partic-
                                 Equiva-  Income   Balanced  Equity     Inc.      ipants'
(In thousands)                    lents    Fund      Fund     Fund   Stock Fund  Loan Fund  Total
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation
    (depreciation) in fair
    market value of investments  $  -    $ (183)  $   363   $ 5,106   $  31        $    -   $ 5,317
   Interest and dividend income    13       568     1,534     1,371       -             -     3,486
Total investment income            13       385     1,897     6,477      31             -     8,803
Contributions-
 Employer contributions-
  Matching                         20       323       560     1,060      23             -     1,986
  Profit sharing                   50       539       727     1,507      50             -     2,873
 Participants' contributions       50       814     1,478     2,874      60             -     5,276
 Rollovers                          1       138        78        59       -             -       276
Total contributions               121     1,814     2,843     5,500     133             -    10,411
Total additions                   134     2,199     4,740    11,977     164             -    19,214

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefits paid to participants    (9)     (285)     (369)     (941)     (1)          (20)   (1,625)
Total deductions                   (9)     (285)     (369)     (941)     (1)          (20)   (1,625)

FUND TRANSFERS                    359      (739)     (469)      851      (2)            -        -

LOANS ISSUED TO PARTICIPANTS       (2)      (75)     (128)     (346)     (1)          552        -

LOAN PRINCIPAL REPAYMENTS           2        33        66       145       1          (247)       -

NET INCREASE                      484     1,133     3,840    11,686     161           285    17,589

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year                59     8,557    12,941    24,590      19           852    47,018
  End of year                    $543    $9,690   $16,781   $36,276   $ 180        $1,137   $64,607

The accompanying notes to financial statements are an integral part of these statements.



                                           LANDS' END, INC.
                                          RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1995

                                                  Fund Information
                               --------------------------------------------------------
                                 Cash    Fixed                      Lands' End,  Partic-
                               Equiva-  Income   Balanced  Equity      Inc.      ipants'
(In thousands)                  lents    Fund      Fund     Fund    Stock Fund  Loan Fund   Total
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation
    (depreciation) in fair
    market value of investments  $  -    $  471  $ 1,780   $ 4,713   $   -        $    -   $ 6,964
   Interest and dividend income     -       513      623     1,051       -             -     2,187
Total investment income             -       984    2,403     5,764       -             -     9,151
Contributions-
 Employer contributions-
  Matching                          2       318      505       868       2             -     1,695
  Profit sharing                   25       286      403       705      11             -     1,430
 Participants' contributions        4       785    1,318     2,308       6             -     4,421
 Rollovers                          -        18       79        97       -             -       194
Total contributions                31     1,407    2,305     3,978      19             -     7,740
Total additions                    31     2,391    4,708     9,742      19             -    16,891

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefits paid to participants   (83)     (298)    (276)     (633)      -           (15)   (1,305)
Total deductions                  (83)     (298)    (276)     (633)      -           (15)   (1,305)

FUND TRANSFERS                    111       (18)    (600)      507       -             -         -

LOANS ISSUED TO PARTICIPANTS        -       (56)    (109)     (186)      -           351         -

LOAN PRINCIPAL REPAYMENTS           -        25       35        81       -          (141)        -

NET INCREASE                       59     2,044    3,758     9,511      19           195    15,586

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year                 -     6,513    9,183    15,079       -           657    31,432
  End of year                    $ 59    $8,557  $12,941   $24,590   $  19        $  852   $47,018

The accompanying notes to financial statements are an integral part of these statements.


                            LANDS' END, INC.

                             RETIREMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995


(1)  Description of the Plan-

     The following description of the Lands' End, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     The Plan is a defined contribution plan and covers substantially all employees of Lands' End, Inc. (the "Company") who are at least 19 years of age as of the end of the Plan year and have completed 1,000 hours of eligible service. The Plan is sponsored and administered by the Company. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Participants contribute to the Plan through salary reductions in amounts not exceeding 15 percent of participants' eligible compensation. Each participant's account is credited with the participant's voluntary contributions, the allocation of the Company contributions and Plan earnings in accordance with the Plan agreement. The Plan provides for employer matching and profit sharing contributions. Matching contributions are made in amounts equal to 50 percent of participant contributions, limited to three percent of participants' eligible compensation. Profit sharing contributions are made at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation. Participants are fully vested in participant and employer contributions at all times.

     Participants have the ability to self-direct their funds. The following are descriptions of the funds:

       U.S. Government Securities Fund II is invested in U.S. Government and U.S. Agency securities and seeks to provide maximum current income consistent with liquidity and conservation of capital. This was a new fund option as of October 1, 1995.

       IDS Federal Income Fund, Inc. is an income fund. This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

       IDS Mutual is a balanced growth and income fund. This fund focuses on securities of medium to large, well-established companies that offer long-term capital appreciation and consistent income from dividends and interest.

       IDS New Dimensions Fund, Inc. is an equity growth fund. Funds in this group seek capital growth, primarily from common stocks. Income is not an investment objective.


       Lands' End, Inc. Stock Fund is a Company stock fund. This fund seeks long-term capital growth from Lands' End, Inc. common stock and money market investments. Income is not an investment objective. This was a new fund option as of October 1, 1995.

(2)  Summary of Significant Accounting Policies-

     Basis of Accounting-

     The financial statements have been prepared on the accrual basis of accounting.

     Investments-

     Investments are stated at fair market value as determined by the custodian by reference to published market data.

     Net Appreciation (Depreciation) in Fair Market Value of Investments-

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation (depreciation) in fair market value of investments.

     Administrative Expenses-

     All administrative expenses for the Plan were paid by the Company, except certain mutual fund expenses that were netted against participants' investment yield.

     Accounting Estimates-

     The preparation of financial statements required the use of estimates by management in determining the Plan's assets, revenues and expenses. Actual results could differ from those estimates.

(3)  Funding Policy-

     The Company's contributions to the Plan represent matching and profit sharing contributions. Matching contributions are deposited at specified intervals throughout the year. The employer contribution receivable as of December 31, 1996 and 1995, represents the accrued profit sharing contribution for the applicable year.

(4)  Loans to Participants-

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the term of the note. Interest rates ranged from 7.0% to 12.5% during 1996 and 1995.

(5)  Benefits Paid to Participants-

     Benefits paid to participants represent the amounts paid to participants who have terminated employment. Amounts currently payable to terminated participants included in net assets available for plan benefits as of December 31, 1996 and 1995, was $102,209 and $103,276, respectively.


(6)  Income Tax Status-

     The Plan has obtained a determination letter from the Internal Revenue Service dated May 16, 1994, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. The Company's management believes the Plan remains tax-exempt.

(7)  Related Party Transactions-

     The Plan periodically invests in common funds managed by the current custodian, American Express Trust Company. Also, the Plan invests in the Company's common stock. These transactions, which are included in the accompanying schedules, are not considered prohibited transactions by statutory exemption under ERISA regulations.

(8)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Reconciliation to Form 5500-

     The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. This difference as of December 31 is summarized as follows:

                                                   1996           1995

       Net assets, per Form 5500               $64,504,561     $46,914,984

       Benefit claims payable                      102,209         103,276

       Net assets, per Statement of Net
         Assets Available for Plan Benefits    $64,606,770     $47,018,260

                                                   1996

       Benefits paid to participants per
         Form 5500                              $1,623,511
       Change in benefit claims payable              1,067

       Benefits paid to participants per
         Statement of Changes in Net Assets
         Available for Plan Benefits            $1,624,578
























                                                            SCHEDULE I
                                                            EI No. 36-2512786
                                                            Plan No. 001


                             LANDS' END, INC.

                              RETIREMENT PLAN

          ITEM 27(a)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1996



       Description                             Cost         Fair Value

U.S. Government Securities Fund II (*)     $   492,873      $   492,873

IDS Federal Income Fund, Inc. (*)            9,274,632        9,151,025

IDS Mutual (*)                              14,991,942       16,054,433

IDS New Dimensions Fund, Inc. (*)           25,700,585       34,771,072

Lands' End, Inc. Stock Fund (*)                 98,635          128,721

     Total Investments                     $50,558,667      $60,598,124

Loan to Participants (interest rates
  ranging from 7.0% - 12.5%)               $ 1,135,887      $ 1,135,887


(*) Represents a party in interest


The accompanying notes to financial statements are an integral part of this schedule.





















                          SCHEDULE G INFORMATION - PART V
                              REPORTABLE TRANSACTIONS
                               LANDS' END RETIREMENT
                              FROM 1/1/96 TO 12/31/96

                    BEGINNING MARKET VALUE              44,575,556.68
                    COMPARATIVE VALUE (5%)               2,228,777.83
                    ----------------------         ------------------


    CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
    CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

    CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE


            ISSUE: 44943K301 - IDS FEDERAL INCOME FUND Y

                                                            ACCOUNT DM0144200

             DATE        SHARES/    UNIT    EXPENSE    PRINCIPAL      COST       REALIZED
ACCOUNT   BOUGHT/SOLD   PAR VALUE   PRICE   INCURRED     CASH      ADJUSTMENT   GAIN/LOSS
-------   -----------   ---------   -----   --------   ---------   ----------   ---------
DM0144200   01/02/96 B     4,083     5.090      0        20,780-      20,780
DM0144200   01/03/96 B        17     5.088      0            87-          87
DM0144200   01/03/96 S    15,773     5.088      0        80,255       79,903       352
DM0144200   01/04/96 S       290     5.094      0         1,479        1,471         8
DM0144200   01/05/96 B         0     5.090      0             2-           2
DM0144200   01/05/96 S     1,316     5.089      0         6,696        6,665        31
DM0144200   01/08/96 B     4,030     5.080      0        20,473-      20,473
DM0144200   01/10/96 B         2     5.083      0            10-          10
DM0144200   01/10/96 S     1,335     5.083      0         6,785        6,761        23
DM0144200   01/12/96 B        20     5.075      0           102-         102
DM0144200   01/12/96 B         8     5.080      0            38-          38
DM0144200   01/12/96 S     7,300     5.075      0        37,048       36,980        68
DM0144200   01/16/96 S         3     5.080      0            17           17         0
DM0144200   01/16/96 B     4,624     5.083      0        23,502-      23,502
DM0144200   01/18/96 B         1     5.096      0             4-           4
DM0144200   01/18/96 S       340     5.096      0         1,734        1,723        10
DM0144200   01/22/96 B         1     5.104      0             5-           5
DM0144200   01/22/96 B     4,433     5.104      0        22,625-      22,625
DM0144200   01/23/96 B         3     5.093      0            13-          13
DM0144200   01/23/96 S       546     5.093      0         2,782        2,768        15
DM0144200   01/24/96 B         1     5.087      0             7-           7
DM0144200   01/24/96 S       279     5.087      0         1,421        1,415         6
DM0144200   01/25/96 B         6     5.091      0            29-          29
DM0144200   01/25/96 S     1,181     5.091      0         6,013        5,983        30
DM0144200   01/26/96 B     2,647     5.082      0        13,454-      13,454
DM0144200   01/29/96 B     8,219     5.086      0        41,801-      41,801
DM0144200   01/29/96 S       982     5.086      0         4,994        4,974        20
DM0144200   01/30/96 B         0     5.085      0             2-           2
DM0144200   01/30/96 B     3,631     5.085      0        18,465-      18,465
DM0144200   02/01/96 B         0     5.105      0             1-           1
DM0144200   02/01/96 B     1,008     5.104      0         5,144-       5,144
DM0144200   02/02/96 B         0     5.106      0             2-           2
DM0144200   02/02/96 S       370     5.106      0         1,888        1,873        15
DM0144200   02/05/96 B     4,212     5.109      0        21,521-      21,521
DM0144200   02/06/96 B         8     5.098      0            41-          41
DM0144200   02/06/96 S     4,281     5.098      0        21,822       21,686       136
DM0144200   02/08/96 B     6,225     5.105      0        31,779-      31,779
DM0144200   02/09/96 B        12     5.110      0            63-          63
DM0144200   02/09/96 S     6,565     5.110      0        33,546       33,260       287
DM0144200   02/12/96 B     2,084     5.114      0        10,660-      10,660
DM0144200   02/12/96 B        10     5.114      0            53-          53
DM0144200   02/14/96 B        15     5.128      0            75-          75
DM0144200   02/14/96 S     4,586     5.128      0        23,518       23,235       282
DM0144200   02/16/96 B         1     5.106      0             6-           6
DM0144200   02/16/96 S       320     5.106      0         1,632        1,619        13
DM0144200   02/20/96 B     4,060     5.093      0        20,677-      20,677
DM0144200   02/21/96 B     5,165     5.064      0        26,158-      26,158
DM0144200   02/22/96 B        22     5.062      0           110-         110
DM0144200   02/22/96 S     4,670     5.062      0        23,637       23,658       -21
DM0144200   02/26/96 B         5     5.065      0            24-          24
DM0144200   02/26/96 B     1,830     5.065      0         9,271-       9,271
DM0144200   02/29/96 B     9,239     5.036      0        46,528-      46,528
DM0144200   02/29/96 B       109     5.036      0           551-         551
DM0144200   03/04/96 B     4,096     5.058      0        20,720-      20,720
DM0144200   03/07/96 B         2     5.045      0            10-          10
DM0144200   03/07/96 S       871     5.046      0         4,397        4,414       -18
DM0144200   03/08/96 B       760     5.042      0         3,832-       3,832
DM0144200   03/11/96 B        15     4.983      0            77-          77
DM0144200   03/11/96 S     2,131     4.983      0        10,620       10,797      -177
DM0144200   03/12/96 B         5     4.992      0            23-          23
DM0144200   03/12/96 S     2,083     4.992      0        10,398       10,553      -155
DM0144200   03/15/96 B         1     4.992      0             6-           6
DM0144200   03/15/96 S     1,136     4.992      0         5,672        5,756       -84
DM0144200   03/18/96 B         3     4.973      0            13-          13
DM0144200   03/18/96 B     3,253     4.973      0        16,175-      16,175
DM0144200   03/22/96 B         6     4.996      0            29-          29
DM0144200   03/22/96 S     1,468     4.996      0         7,336        7,439      -103
DM0144200   03/25/96 B     4,851     4.991      0        24,210-      24,210
DM0144200   03/27/96 B         3     5.002      0            16-          16
DM0144200   03/27/96 B    56,954     5.002      0       284,883-     284,883
DM0144200   03/29/96 B     8,158     4.980      0        40,628-      40,628
DM0144200   04/01/96 B     4,222     4.991      0        21,074-      21,074
DM0144200   04/02/96 B         1     4.990      0             7-           7
DM0144200   04/02/96 S     1,550     4.990      0         7,734        7,848      -113
DM0144200   04/08/96 B     4,199     4.992      0        20,959-      20,959
DM0144200   04/09/96 B         8     4.942      0            38-          38
DM0144200   04/09/96 S     3,712     4.942      0        18,345       18,794      -449
DM0144200   04/12/96 B         0     4.944      0             1-           1
DM0144200   04/12/96 S        81     4.945      0           398          408       -10
DM0144200   04/15/96 B     4,118     4.977      0        20,497-      20,497
DM0144200   04/19/96 S        22     4.964      0           107          109        -2
DM0144200   04/22/96 B    16,241     4.974      0        80,783-      80,783
DM0144200   04/23/96 B        13     4.983      0            67-          67
DM0144200   04/23/96 S     3,707     4.983      0        18,473       18,766      -293
DM0144200   04/24/96 S        82     4.977      0           407          414        -7
DM0144200   04/25/96 B         3     4.973      0            17-          17
DM0144200   04/25/96 S     2,758     4.973      0        13,716       13,961      -245
DM0144200   04/29/96 B        19     4.979      0            95-          95
DM0144200   04/29/96 B       333     4.979      0         1,660-       1,660
DM0144200   04/30/96 B     8,652     4.974      0        43,036-      43,036
DM0144200   04/30/96 S     1,909     4.974      0         9,497        9,664      -167
DM0144200   05/02/96 S       135     4.962      0           672          685       -13
DM0144200   05/03/96 B         4     4.935      0            20-          20
DM0144200   05/03/96 S     3,975     4.935      0        19,617       20,119      -503
DM0144200   05/03/96 S         2     4.936      0            11           12         0
DM0144200   05/06/96 B         3     4.936      0            14-          14
DM0144200   05/06/96 B     2,353     4.936      0        11,613-      11,613
DM0144200   05/07/96 B         5     4.939      0            22-          22
DM0144200   05/07/96 S     2,695     4.939      0        13,313       13,642      -330
DM0144200   05/08/96 B         5     4.940      0            26-          26
DM0144200   05/08/96 S     2,873     4.940      0        14,190       14,539      -348
DM0144200   05/10/96 S     1,044     4.947      0         5,164        5,284      -119
DM0144200   05/10/96 B         2     4.947      0            11-          11
DM0144200   05/13/96 B     4,218     4.961      0        20,926-      20,926
DM0144200   05/16/96 B     3,109     4.974      0        15,464-      15,464
DM0144200   05/17/96 B         0     4.964      0             1-           1
DM0144200   05/17/96 S        65     4.964      0           320          326        -6
DM0144200   05/20/96 B         0     4.963      0             1-           1
DM0144200   05/20/96 B     2,763     4.962      0        13,708-      13,708
DM0144200   05/21/96 B         5     4.972      0            24-          24
DM0144200   05/21/96 S     1,136     4.972      0         5,647        5,748      -101
DM0144200   05/22/96 S        97     4.968      0           480          489        -9
DM0144200   05/24/96 B         2     4.936      0            11-          11
DM0144200   05/28/96 B         8     4.958      0            38-          38
DM0144200   05/28/96 B     6,243     4.958      0        30,954-      30,954
DM0144200   05/29/96 B      3,47     4.955      0        17,082-      17,082
DM0144200   05/29/96 S     3,445     4.958      0        17,082       17,434      -352
DM0144200   05/30/96 B    10,092     4.942      0        49,875-      49,875
DM0144200   06/04/96 B         5     4.920      0            24-          24
DM0144200   06/04/96 S       311     4.920      0         1,532       1 ,575       -43
DM0144200   06/05/96 S       105     4.922      0           518          532       -14
DM0144200   06/07/96 S     1,052     4.934      0         5,190        5,322      -132
DM0144200   06/10/96 B     4,294     4.911      0        21,089-      21,089
DM0144200   06/11/96 S       106     4.913      0           518          534       -15
DM0144200   06/11/96 S         2     4.911      0             9            9         0
DM0144200   06/11/96 B         0     4.912      0             1-           1
DM0144200   06/12/96 B         1     4.942      0             5-           5
DM0144200   06/12/96 B         9     4.911      0            42-          42
DM0144200   06/12/96 S     3,691     4.911      0        18,128       18,675      -547
DM0144200   06/13/96 B         0     4.910      0             0-           0
DM0144200   06/13/96 S        22     4.913      0           109          112        -3
DM0144200   06/14/96 B        19     4.902      0            91-          91
DM0144200   06/14/96 S     6,393     4.902      0        31,340       32,345    -1,004
DM0144200   06/17/96 B         0     4.911      0             1-           1
DM0144200   06/17/96 B     4,228     4.910      0        20,759-      20,759
DM0144200   06/18/96 B         9     4.920      0            45-          45
DM0144200   06/18/96 S     2,549     4.920      0        12,541       12,895      -354
DM0144200   06/20/96 B        28     4.912      0           139-         139
DM0144200   06/20/96 S     7,145     4.912      0        35,095       36,144    -1,048
DM0144200   06/21/96 B         2     4.909      0            10-          10
DM0144200   06/21/96 S     5,958     4.909      0        29,250       30,142      -892
DM0144200   06/24/96 B     4,260     4.912      0        20,925-      20,925
DM0144200   06/25/96 B         8     4.916      0            41-          41
DM0144200   06/25/96 S       787     4.916      0         3,868        3,980      -112
DM0144200   06/26/96 B         1     4.913      0             5-           5
DM0144200   06/26/96 B       677     4.911      0         3,327-       3,327
DM0144200   06/26/96 S     1,674     4.913      0         8,224        8,468      -243
DM0144200   06/27/96 B        42     4.911      0           204-         204
DM0144200   06/27/96 S     9,144     4.911      0        44,906       46,253    -1,347
DM0144200   06/28/96 B     8,966     4.914      0        44,058-      44,058
DM0144200   06/28/96 S     1,049     4.914      0         5,155        5,305      -151
DM0144200   07/01/96 B     4,072     4.933      0        20,086-      20,086
DM0144200   07/02/96 B         1     4.930      0             5-           5
DM0144200   07/02/96 S     1,113     4.930      0         5,487        5,628      -142
DM0144200   07/05/96 S       381     4.926      0         1,878        1,928       -50
DM0144200   07/08/96 B     4,071     4.892      0        19,914-      19,914
DM0144200   07/10/96 S       170     4.901      0           832          858       -26
DM0144200   07/11/96 B         9     4.907      0            43-          43
DM0144200   07/11/96 S     3,150     4.907      0        15,456       15,928      -472
DM0144200   07/12/96 B        15     4.914      0            75-          75
DM0144200   07/12/96 S     5,692     4.914      0        27,969       28,782      -813
DM0144200   07/15/96 B         9     4.919      0            44-          44
DM0144200   07/15/96 B     1,438     4.919      0         7,075-       7,075
DM0144200   07/17/96 B         7     4.921      0            32-          32
DM0144200   07/17/96 S     1,969     4.921      0         9,690        9,958      -267
DM0144200   07/18/96 S       477     4.924      0         2,349        2,413       -63
DM0144200   07/19/96 B         8     4.934      0            42-          42
DM0144200   07/19/96 S     2,132     4.934      0        10,522       10,783      -262
DM0144200   07/22/96 B        56     4.930      0           276-         276
DM0144200   07/22/96 S     9,334     4.930      0        46,015       47,198    -1,183
DM0144200   07/23/96 B        14     4.922      0            70-          70
DM0144200   07/23/96 S     2,307     4.922      0        11,357       11,668      -311
DM0144200   07/24/96 B       416     4.923      0         2,048-       2,048
DM0144200   07/25/96 B        12     4.918      0            58-          58
DM0144200   07/25/96 S     1,749     4.918      0         8,600        8,843      -243
DM0144200   07/29/96 B         4     4.918      0            21-          21
DM0144200   07/29/96 B     3,305     4.918      0        16,256-      16,256
DM0144200   07/30/96 B     9,446     4.909      0        46,370-      46,370
DM0144200   07/30/96 S       295     4.909      0         1,447        1,490       -43
DM0144200   07/31/96 S       726     4.913      0         3,568        3,671      -104
DM0144200   08/05/96 B         2     4.950      0            10-          10
DM0144200   08/05/96 S       418     4.950      0         2,071        2,115       -44
DM0144200   08/07/96 B         5     4.947      0            23-          23
DM0144200   08/07/96 S     2,263     4.947      0        11,195       11,441      -246
DM0144200   08/08/96 B        21     4.945      0           102-         102
DM0144200   08/08/96 S     8,364     4.945      0        41,361       42,286      -926
DM0144200   08/09/96 B         4     4.947      0            22-          22
DM0144200   08/09/96 S     1,315     4.947      0         6,506        6,649      -143
DM0144200   08/12/96 B         1     4.956      0             3-           3
DM0144200   08/12/96 B     3,916     4.955      0        19,403-      19,403
DM0144200   08/13/96 B        20     4.957      0           101-         101
DM0144200   08/13/96 S     6,470     4.957      0        32,074       32,711      -637
DM0144200   08/15/96 B        12     4.946      0            61-          61
DM0144200   08/15/96 S     3,468     4.946      0        17,152       17,531      -379
DM0144200   08/19/96 B        10     4.948      0            52-          52
DM0144200   08/19/96 B       935     4.948      0         4,626-       4,626
DM0144200   08/20/96 B         1     4.947      0             7-           7
DM0144200   08/20/96 S       295     4.947      0         1,459        1,491       -32
DM0144200   08/21/96 B        23     4.950      0           112-         112
DM0144200   08/21/96 S     4,866     4.950      0        24,084       24,597      -513
DM0144200   08/22/96 B        30     4.946      0           147-         147
DM0144200   08/22/96 S     5,206     4.946      0        25,747       26,316      -569
DM0144200   08/23/96 S       980     4.944      0         4,847        4,956      -109
DM0144200   08/26/96 B     4,391     4.935      0        21,669-      21,669
DM0144200   08/29/96 B    10,170     4.919      0        50,024-      50,024
DM0144200   08/30/96 B       169     4.915      0           831-         831
DM0144200   09/03/96 B         0     4.899      0             0-           0
DM0144200   09/03/96 S       105     4.902      0           514          530       -16
DM0144200   09/04/96 B     4,560     4.902      0        22,351-      22,351
DM0144200   09/05/96 B         1     4.898      0             6-           6
DM0144200   09/05/96 S       885     4.898      0         4,337        4,475      -138
DM0144200   09/06/96 B         1     4.899      0             6-           6
DM0144200   09/06/96 S       783     4.899      0         3,837        3,958      -121
DM0144200   09/09/96 B         4     4.909      0            19-          19
DM0144200   09/09/96 B     2,155     4.909      0        10,581-      10,581
DM0144200   09/10/96 B       261     4.912      0         1,282-       1,282
DM0144200   09/11/96 B         1     4.911      0             5-           5
DM0144200   09/11/96 S       853     4.911      0         4,190        4,312      -122
DM0144200   09/12/96 B         0     4.915      0             2-           2
DM0144200   09/12/96 S       125     4.915      0           614          631       -17
DM0144200   09/13/96 B     7,269     4.917      0        35,743-      35,743
DM0144200   09/16/96 B     3,900     4.939      0        19,264-      19,264
DM0144200   09/17/96 B         8     4.941      0            40-          40
DM0144200   09/17/96 S     2,329     4.941      0        11,509       11,769      -260
DM0144200   09/18/96 B         0     4.930      0             2-           2
DM0144200   09/18/96 B     2,657     4.930      0        13,101-      13,101
DM0144200   09/20/96 B         6     4.920      0            27-          27
DM0144200   09/20/96 B       273     4.920      0         1,341-       1,341
DM0144200   09/23/96 B     3,774     4.925      0        18,587-      18,587
DM0144200   09/26/96 B     3,599     4.945      0        17,795-      17,795
DM0144200   09/27/96 B     8,827     4.953      0        43,719-      43,719
DM0144200   10/01/96 B     4,343     4.947      0        21,487-      21,487
DM0144200   10/02/96 B         0     4.952      0             1-           1
DM0144200   10/02/96 S       123     4.954      0           608          620       -12
DM0144200   10/03/96 B         6     4.961      0            29-          29
DM0144200   10/03/96 S     4,232     4.961      0        20,997       21,379      -382
DM0144200   10/04/96 B        24     4.959      0           118-         118
DM0144200   10/04/96 S     5,785     4.959      0        28,688       29,222      -534
DM0144200   10/07/96 B         1     4.978      0             5-           5
DM0144200   10/07/96 B     3,342     4.978      0        16,635-      16,635
DM0144200   10/09/96 B    16,619     4.972      0        82,628-      82,628
DM0144200   10/10/96 B         1     4.968      0             4-           4
DM0144200   10/10/96 S       287     4.968      0         1,428        1,451       -24
DM0144200   10/11/96 B         3     4.960      0            13-          13
DM0144200   10/11/96 B    23,625     4.960      0       117,182-     117,182
DM0144200   10/15/96 B         1     4.972      0             3-           3
DM0144200   10/15/96 B     3,792     4.972      0        18,856-      18,856
DM0144200   10/16/96 B         1     4.971      0             7-           7
DM0144200   10/16/96 B     3,912     4.971      0        19,448-      19,448
DM0144200   10/17/96 B     1,159     4.969      0         5,757-       5,757
DM0144200   10/18/96 B     1,577     4.976      0         7,849-       7,849
DM0144200   10/21/96 B         1     4.978      0             7-           7
DM0144200   10/21/96 B     4,166     4.978      0        20,740-      20,740
DM0144200   10/22/96 B         5     4.975      0            26-          26
DM0144200   10/22/96 B     1,574     4.975      0         7,833-       7,833
DM0144200   10/23/96 B         8     4.969      0            40-          40
DM0144200   10/23/96 S     1,658     4.969      0         8,238        8,370      -132
DM0144200   10/24/96 B         3     4.967      0            16-          16
DM0144200   10/24/96 S       683     4.967      0         3,393        3,449       -56
DM0144200   10/25/96 B         6     4.971      0            31-          31
DM0144200   10/25/96 S     1,206     4.971      0         5,994        6,087       -93
DM0144200   10/28/96 B     6,810     4.974      0        33,875-      33,875
DM0144200   10/29/96 B         1     4.972      0             5-           5
DM0144200   10/29/96 S     1,473     4.972      0         7,321        7,434      -112
DM0144200   10/30/96 B    10,501     4.991      0        52,409-      52,409
DM0144200   10/30/96 S       464     4.991      0         2,316        2,342       -26
DM0144200   10/31/96 B         1     4.988      0             7-           7
DM0144200   10/31/96 S     3,932     4.988      0        19,612       19,847      -236
DM0144200   11/01/96 B         0     4.985      0             1-           1
DM0144200   11/01/96 S       241     4.989      0         1,200        1,214       -14
DM0144200   11/04/96 B         4     4.990      0            19-          19
DM0144200   11/04/96 B     1,846     4.990      0         9,210-       9,210
DM0144200   11/05/96 S     1,112     4.990      0         5,548        5,612       -64
DM0144200   11/06/96 B         0     4.995      0             1-           1
DM0144200   11/06/96 S       206     4.995      0         1,030        1,041       -11
DM0144200   11/07/96 B         3     4.995      0            17-          17
DM0144200   11/07/96 S     2,117     4.995      0        10,573       10,685      -112
DM0144200   11/12/96 B        17     4.999      0            85-          85
DM0144200   11/12/96 S       139     4.997      0           696          704        -7
DM0144200   11/12/96 S     4,046     4.999      0        20,226       20,424      -198
DM0144200   11/12/96 S       259     4.998      0         1,293        1,306       -13
DM0144200   11/13/96 B         8     5.007      0            40-          40
DM0144200   11/13/96 S     2,773     5.007      0        13,883       13,996      -113
DM0144200   11/14/96 B     6,635     5.005      0        33,208-      33,208
DM0144200   11/15/96 B        13     5.009      0            63-          63
DM0144200   11/15/96 S     4,129     5.009      0        20,681       20,840      -160
DM0144200   11/18/96 B         5     5.007      0            26-          26
DM0144200   11/18/96 B     2,851     5.007      0        14,274-      14,274
DM0144200   11/19/96 B         7     5.003      0            36-          36
DM0144200   11/19/96 S     1,899     5.003      0         9,499        9,584       -85
DM0144200   11/20/96 B         6     5.009      0            31-          31
DM0144200   11/20/96 B     1,917     5.009      0         9,601-       9,601
DM0144200   11/21/96 B         2     5.013      0            10-          10
DM0144200   11/21/96 S       486     5.013      0         2,437        2,454       -17
DM0144200   11/22/96 B         1     5.016      0             6-           6
DM0144200   11/22/96 S       917     5.016      0         4,599        4,628       -29
DM0144200   11/25/96 B     4,699     5.011      0        23,546-      23,546
DM0144200   11/27/96 B         7     5.015      0            35-          35
DM0144200   11/27/96 S       604     5.015      0         3,029        3,049       -20
DM0144200   11/29/96 B     9,331     5.015      0        46,793-      46,793
DM0144200   11/29/96 S       420     5.015      0         2,108        2,122       -14
DM0144200   12/02/96 B     5,229     5.023      0        26,266-      26,266
DM0144200   12/03/96 B         2     5.021      0             8-           8
DM0144200   12/03/96 S     4,760     5.021      0        23,898       24,023      -125
DM0144200   12/04/96 B         1     5.022      0             6-           6
DM0144200   12/04/96 S       885     5.022      0         4,447        4,469       -22
DM0144200   12/05/96 B         3     5.017      0            17-          17
DM0144200   12/05/96 S     2,346     5.017      0        11,772       11,843       -71
DM0144200   12/06/96 B         2     5.006      0             9-           9
DM0144200   12/06/96 B     1,124     5.006      0         5,627-       5,627
DM0144200   12/09/96 B     4,781     5.001      0        23,909-      23,909
DM0144200   12/10/96 B         1     5.009      0             5-           5
DM0144200   12/10/96 S       239     5.009      0         1,195        1,204        -9
DM0144200   12/11/96 B         5     5.007      0            27-          27
DM0144200   12/11/96 S     2,187     5.007      0        10,952       11,040       -88
DM0144200   12/13/96 B         4     4.986      0            20-          20
DM0144200   12/13/96 S     1,395     4.986      0         6,954        7,039       -85
DM0144200   12/16/96 B         2     4.995      0             8-           8
DM0144200   12/16/96 B     5,086     4.995      0        25,407-      25,407
DM0144200   12/18/96 B         7     4.983      0            36-          36
DM0144200   12/18/96 S     1,960     4.983      0         9,767        9,893      -125
DM0144200   12/19/96 S       356     4.981      0         1,776        1,799       -24
DM0144200   12/23/96 B    14,501     4.990      0        72,362-      72,362
DM0144200   12/27/96 B         5     4.990      0            26-          26
DM0144200   12/27/96 S     1,037     4.990      0         5,175        5,234       -59
DM0144200   12/30/96 B     9,489     4.998      0        47,427-      47,427
DM0144200   12/30/96 B     2,230     4.998      0        11,143-      11,143
DM0144200   12/31/96 B     2,727     4.998      0        13,629-      13,629
                                             ----     ---------    ---------   -------
          SUB-TOTAL                             0     3,588,145    3,607,702   -19,557

            ISSUE: 449442409 - IDS MUTUAL Y

DM0144200   01/02/96 B     2,596    13.077      0        33,943-      33,943
DM0144200   01/04/96 B        48    13.180      0           636-         636
DM0144200   01/05/96 S     1,211    13.118      0        15,886       14,836     1,050
DM0144200   01/08/96 B     2,567    13.096      0        33,620-      33,620
DM0144200   01/09/96 S       300    13.113      0         3,940        3,681       258
DM0144200   01/12/96 S         1    13.097      0             9            8         1
DM0144200   01/16/96 B     3,731    12.958      0        48,353-      48,353
DM0144200   01/18/96 S       130    13.030      0         1,692        1,591       100
DM0144200   01/22/96 B     3,158    13.064      0        41,258-      41,258
DM0144200   01/23/96 B       227    13.072      0         2,969-       2,969
DM0144200   01/24/96 S         3    13.057      0            44           41         3
DM0144200   01/25/96 B       151    13.115      0         1,979-       1,979
DM0144200   01/29/96 B       291    13.114      0         3,812-       3,812
DM0144200   01/30/96 B     3,003    13.134      0        39,438-      39,438
DM0144200   01/31/96 S        76    13.215      0         1,001          929        72
DM0144200   02/01/96 S       174    13.282      0         2,315        2,138       178
DM0144200   02/05/96 B     2,986    13.255      0        39,575-      39,575
DM0144200   02/06/96 B       881    13.288      0        11,702-      11,702
DM0144200   02/09/96 S       982    13.434      0        13,195       12,048     1,147
DM0144200   02/12/96 B     2,660    13.425      0        35,709-      35,709
DM0144200   02/14/96 S        24    13.514      0           319          290        29
DM0144200   02/20/96 B     2,642    13.373      0        35,325-      35,325
DM0144200   02/26/96 B     3,068    13.426      0        41,190-      41,190
DM0144200   02/29/96 S        27    13.305      0           354          327        27
DM0144200   03/01/96 B        83    13.277      0         1,106-       1,106
DM0144200   03/04/96 B     2,709    13.390      0        36,269-      36,269
DM0144200   03/07/96 S     2,247    13.465      0        30,258       27,593     2,665
DM0144200   03/11/96 B     2,562    13.175      0        33,758-      33,758
DM0144200   03/12/96 S        75    13.285      0         1,000          924        76
DM0144200   03/15/96 S       432    13.312      0         5,756        5,311       446
DM0144200   03/18/96 B     2,837    13.262      0        37,619-      37,619
DM0144200   03/22/96 B       274    13.392      0         3,668-       3,668
DM0144200   03/25/96 B     3,073    13.402      0        41,186-      41,186
DM0144200   03/27/96 B    30,121    13.443      0       404,913-     404,913
DM0144200   04/01/96 B    10,146    13.219      0       134,118-     134,118
DM0144200   04/01/96 B     2,767    13.219      0        36,573-      36,573
DM0144200   04/02/96 S       631    13.289      0         8,391        7,787       604
DM0144200   04/03/96 B       525    13.328      0         7,000-       7,000
DM0144200   04/04/96 S        58    13.328      0           779          721        58
DM0144200   04/08/96 B     2,781    13.312      0        37,019-      37,019
DM0144200   04/09/96 S       940    13.119      0        12,338       11,602       736
DM0144200   04/11/96 S       953    13.041      0        12,422       11,751       671
DM0144200   04/15/96 B     2,718    13.101      0        35,611-      35,611
DM0144200   04/19/96 S        22    13.169      0           295          276        19
DM0144200   04/22/96 B     2,504    13.211      0        33,075-      33,075
DM0144200   04/23/96 S     1,135    13.257      0        15,050       14,009     1,041
DM0144200   04/24/96 S       187    13.282      0         2,489        2,312       176
DM0144200   04/25/96 S        84    13.246      0         1,116        1,039        76
DM0144200   04/29/96 B     1,511    13.314      0        20,118-      20,118
DM0144200   04/30/96 S       278    13.312      0         3,697        3,428       269
DM0144200   05/02/96 S        29    13.309      0           390          362        28
DM0144200   05/06/96 B     2,025    13.147      0        26,623-      26,623
DM0144200   05/08/96 S     2,156    13.103      0        28,245       26,608     1,638
DM0144200   05/10/96 B       697    13.204      0         9,202-       9,202
DM0144200   05/13/96 B     2,824    13.279      0        37,495-      37,495
DM0144200   05/16/96 S     2,136    13.396      0        28,612       26,370     2,242
DM0144200   05/17/96 S        39    13.360      0           523          484        40
DM0144200   05/20/96 B     2,851    13.417      0        38,253-      38,253
DM0144200   05/21/96 B       210    13.464      0         2,824-       2,824
DM0144200   05/22/96 S        19    13.468      0           258          237        21
DM0144200   05/28/96 B     2,893    13.515      0        39,099-      39,099
DM0144200   05/30/96 S       417    13.426      0         5,593        5,146       447
DM0144200   06/04/96 B     3,498    13.397      0        46,868-      46,868
DM0144200   06/05/96 S       575    13.461      0         7,733        7,099       635
DM0144200   06/06/96 S       195    13.527      0         2,631        2,404       228
DM0144200   06/07/96 S       346    13.500      0         4,665        4,270       395
DM0144200   06/10/96 B     3,249    13.429      0        43,627-      43,627
DM0144200   06/12/96 S     2,857    13.408      0        38,302       35,307     2,995
DM0144200   06/13/96 S         6    13.389      0            83           76         6
DM0144200   06/14/96 B       904    13.385      0        12,096-      12,096
DM0144200   06/17/96 B     2,862    13.389      0        38,320-      38,320
DM0144200   06/18/96 S     5,843    13.400      0        78,297       72,240     6,057
DM0144200   06/20/96 S     1,699    13.352      0        22,680       21,001     1,679
DM0144200   06/21/96 S       879    13.339      0        11,723       10,866       858
DM0144200   06/24/96 B     2,851    13.368      0        38,115-      38,115
DM0144200   06/26/96 B        49    13.408      0           653-         653
DM0144200   06/27/96 S       207    13.347      0         2,760        2,557       203
DM0144200   06/28/96 S       988    13.401      0        13,235       12,213     1,022
DM0144200   07/01/96 B    10,548    13.344      0       140,753-     140,753
DM0144200   07/01/96 B     2,496    13.344      0        33,304-      33,304
DM0144200   07/02/96 S     1,129    13.405      0        15,132       13,973     1,159
DM0144200   07/05/96 S       197    13.380      0         2,634        2,437       197
DM0144200   07/08/96 B     2,741    13.185      0        36,134-      36,134
DM0144200   07/10/96 S       174    13.178      0         2,298        2,158       139
DM0144200   07/12/96 S     4,376    13.143      0        57,517       54,179     3,338
DM0144200   07/15/96 B     2,826    13.135      0        37,113-      37,113
DM0144200   07/17/96 S       481    12.966      0         6,234        5,953       281
DM0144200   07/18/96 S       263    12.993      0         3,414        3,253       160
DM0144200   07/19/96 S       723    13.101      0         9,471        8,952       520
DM0144200   07/22/96 B     2,360    13.058      0        30,814-      30,814
DM0144200   07/23/96 S        60    12.994      0           774          737        36
DM0144200   07/24/96 S     2,766    12.966      0        35,863       34,253     1,610
DM0144200   07/25/96 S       642    12.924      0         8,293        7,947       347
DM0144200   07/29/96 B     1,969    12.990      0        25,574-      25,574
DM0144200   07/31/96 B        91    13.005      0         1,177-       1,177
DM0144200   08/05/96 B     2,707    13.356      0        36,159-      36,159
DM0144200   08/06/96 B        18    13.359      0           236-         236
DM0144200   08/07/96 S       206    13.355      0         2,750        2,550       199
DM0144200   08/08/96 S     3,130    13.359      0        41,818       38,777     3,041
DM0144200   08/09/96 S     1,470    13.349      0        19,621       18,208     1,413
DM0144200   08/12/96 B     2,718    13.351      0        36,294-      36,294
DM0144200   08/13/96 S       751    13.389      0        10,057        9,307       750
DM0144200   08/15/96 B     1,287    13.329      0        17,152-      17,152
DM0144200   08/19/96 B       675    13.374      0         9,030-       9,030
DM0144200   08/20/96 B        52    13.398      0           703-         703
DM0144200   08/21/96 B       898    13.410      0        12,042-      12,042
DM0144200   08/22/96 B       715    13.367      0         9,555-       9,555
DM0144200   08/23/96 S       729    13.421      0         9,781        9,032       749
DM0144200   08/26/96 B     2,933    13.364      0        39,193-      39,193
DM0144200   08/27/96 S       322    13.327      0         4,294        3,994       300
DM0144200   08/30/96 S       785    13.296      0        10,443        9,736       707
DM0144200   09/03/96 S        40    13.226      0           530          497        33
DM0144200   09/04/96 B     3,062    13.226      0        40,497-      40,497
DM0144200   09/04/96 S       226    13.253      0         3,000        2,807       193
DM0144200   09/06/96 B        36    13.204      0           475-         475
DM0144200   09/09/96 B     2,480    13.276      0        32,923-      32,923
DM0144200   09/10/96 B        96    13.369      0         1,282-       1,282
DM0144200   09/11/96 S       553    13.357      0         7,390        6,860       529
DM0144200   09/12/96 S        96    13.383      0         1,291        1,196        95
DM0144200   09/13/96 B     5,485    13.431      0        73,673-      73,673
DM0144200   09/16/96 B     2,694    13.562      0        36,535-      36,535
DM0144200   09/17/96 B       644    13.612      0         8,763-       8,763
DM0144200   09/19/96 S       535    13.554      0         7,246        6,634       612
DM0144200   09/20/96 S        51    13.540      0           685          628        57
DM0144200   09/23/96 B     2,655    13.579      0        36,053-      36,053
DM0144200   09/24/96 B     1,001    13.586      0        13,600-      13,600
DM0144200   09/30/96 B    11,577    13.497      0       156,200-     156,200
DM0144200   10/01/96 B     2,841    13.497      0        38,338-      38,338
DM0144200   10/01/96 S       394    13.512      0         5,319        4,893       427
DM0144200   10/02/96 S     5,247    13.569      0        71,197       65,208     5,989
DM0144200   10/03/96 S       207    13.651      0         2,828        2,574       253
DM0144200   10/04/96 S       649    13.631      0         8,844        8,063       781
DM0144200   10/07/96 B     2,472    13.744      0        33,977-      33,977
DM0144200   10/09/96 S       524    13.712      0         7,181        6,510       671
DM0144200   10/10/96 S        40    13.661      0           551          502        50
DM0144200   10/11/96 S       643    13.628      0         8,769        7,998       770
DM0144200   10/15/96 B     2,630    13.694      0        36,018-      36,018
DM0144200   10/16/96 S       260    13.707      0         3,558        3,227       331
DM0144200   10/17/96 S       262    13.741      0         3,594        3,252       342
DM0144200   10/18/96 B        78    13.802      0         1,075-       1,075
DM0144200   10/21/96 B     2,784    13.832      0        38,504-      38,504
DM0144200   10/22/96 S       431    13.842      0         5,970        5,364       606
DM0144200   10/24/96 S       139    13.797      0         1,922        1,733       189
DM0144200   10/25/96 B       436    13.744      0         5,994-       5,994
DM0144200   10/28/96 B     2,421    13.754      0        33,299-      33,299
DM0144200   10/29/96 S     1,291    13.718      0        17,711       16,062     1,649
DM0144200   10/30/96 S       343    13.813      0         4,743        4,272       471
DM0144200   10/31/96 S         7    13.798      0            95           86         9
DM0144200   11/04/96 B     2,177    13.818      0        30,082-      30,082
DM0144200   11/05/96 B        18    13.856      0           249-         249
DM0144200   11/06/96 S        79    13.946      0         1,096          978       118
DM0144200   11/07/96 S       277    14.034      0         3,889        3,448       441
DM0144200   11/12/96 S       257    14.097      0         3,628        3,203       425
DM0144200   11/12/96 B     1,090    14.097      0        15,360-      15,360
DM0144200   11/12/96 S        52    14.058      0           730          646        84
DM0144200   11/13/96 S       285    14.116      0         4,022        3,546       476
DM0144200   11/14/96 S       365    14.120      0         5,157        4,545       612
DM0144200   11/15/96 S        19    14.166      0           265          233        32
DM0144200   11/18/96 B     2,104    14.205      0        29,894-      29,894
DM0144200   11/19/96 S       550    14.210      0         7,817        6,848       969
DM0144200   11/20/96 S       403    14.271      0         5,749        5,015       734
DM0144200   11/21/96 S       776    14.301      0        11,093        9,656     1,437
DM0144200   11/22/96 S       169    14.315      0         2,423        2,107       316
DM0144200   11/25/96 B     2,870    14.358      0        41,209-      41,209
DM0144200   11/26/96 S        46    14.466      0           665          573        93
DM0144200   11/27/96 S        84    14.462      0         1,220        1,050       169
DM0144200   11/29/96 S        86    14.458      0         1,239        1,067       172
DM0144200   12/02/96 B     2,967    14.512      0        43,050-      43,050
DM0144200   12/03/96 S       299    14.495      0         4,337        3,728       609
DM0144200   12/04/96 S       935    14.424      0        13,490       11,653     1,838
DM0144200   12/05/96 B        98    14.380      0         1,416-       1,416
DM0144200   12/06/96 S     1,135    14.364      0        16,308       14,145     2,162
DM0144200   12/09/96 B    20,667    14.298      0       295,495-     295,495
DM0144200   12/10/96 S     3,178    14.411      0        45,803       39,707     6,096
DM0144200   12/13/96 S       410    14.203      0         5,822        5,121       701
DM0144200   12/16/96 B     3,102    14.218      0        44,109-      44,109
DM0144200   12/19/96 S       312    14.208      0         4,432        3,898       533
DM0144200   12/23/96 B     9,225    14.433      0       133,140-     133,140
DM0144200   12/27/96 B         5    14.468      0            68-          68
DM0144200   12/30/96 B    79,426    13.612      0     1,081,146-   1,081,146
DM0144200   12/31/96 S    16,400    13.619      0       223,348      206,408    16,941
                                             ----     ---------    ---------    ------
                    SUB-TOTAL                   0     5,475,801    5,383,643    92,157

            ISSUE: 449444306 - IDS NEW DIMENSIONS FUND Y

DM0144200   01/02/96 B    58,780    17.271      0     1,015,181-   1,015,181
DM0144200   01/02/96 B     3,569    17.271      0        61,637-      61,637
DM0144200   01/03/96 B     4,634    17.318      0        80,255-      80,255
DM0144200   01/04/96 B        49    17.227      0           843-         843
DM0144200   01/05/96 S     6,067    17.045      0       103,406       85,478    17,929
DM0144200   01/08/96 B     3,619    17.062      0        61,752-      61,752
DM0144200   01/09/96 B       230    17.124      0         3,940-       3,940
DM0144200   01/10/96 B       264    16.786      0         4,435-       4,435
DM0144200   01/12/96 S         2    17.062      0            34           28         6
DM0144200   01/12/96 S        63    16.713      0         1,048          884       164
DM0144200   01/16/96 B     5,284    16.705      0        88,270-      88,270
DM0144200   01/18/96 S       138    16.796      0         2,318        1,947       371
DM0144200   01/22/96 B     4,667    17.089      0        79,753-      79,753
DM0144200   01/23/96 B         7    17.144      0           119-         119
DM0144200   01/24/96 B        77    17.156      0         1,329-       1,329
DM0144200   01/25/96 B       166    17.390      0         2,884-       2,884
DM0144200   01/26/96 S       777    17.310      0        13,454       10,974     2,480
DM0144200   01/29/96 B        68    17.476      0         1,181-       1,181
DM0144200   01/30/96 B     4,898    17.511      0        85,767-      85,767
DM0144200   01/31/96 B        57    17.688      0         1,001-       1,001
DM0144200   02/01/96 S       158    17.859      0         2,829        2,238       590
DM0144200   02/02/96 S       540    17.976      0         9,699        7,624     2,074
DM0144200   02/05/96 B     4,135    17.916      0        74,086-      74,086
DM0144200   02/06/96 B     1,010    18.072      0        18,244-      18,244
DM0144200   02/08/96 S     1,744    18.219      0        31,779       24,673     7,106
DM0144200   02/09/96 S     1,538    18.404      0        28,304       21,755     6,550
DM0144200   02/12/96 B     5,172    18.407      0        95,199-      95,199
DM0144200   02/14/96 B     1,219    18.489      0        22,537-      22,537
DM0144200   02/16/96 B        89    18.333      0         1,632-       1,632
DM0144200   02/20/96 B     3,776    18.265      0        68,973-      68,973
DM0144200   02/21/96 S     1,446    18.089      0        26,158       20,499     5,659
DM0144200   02/22/96 B     1,290    18.320      0        23,637-      23,637
DM0144200   02/26/96 B     3,946    18.655      0        73,621-      73,621
DM0144200   02/27/96 B         3    18.444      0            54-          54
DM0144200   02/29/96 S       268    18.325      0         4,915        3,806     1,108
DM0144200   03/01/96 B        71    18.222      0         1,295-       1,295
DM0144200   03/04/96 B     3,830    18.185      0        69,645-      69,645
DM0144200   03/07/96 S     1,409    18.430      0        25,964       20,009     5,955
DM0144200   03/08/96 S       300    18.439      0         5,532        4,261     1,271
DM0144200   03/11/96 B     4,217    17.925      0        75,599-      75,599
DM0144200   03/12/96 B       234    18.102      0         4,239-       4,239
DM0144200   03/15/96 S        59    18.121      0         1,072          841       231
DM0144200   03/18/96 B     3,941    18.185      0        71,670-      71,670
DM0144200   03/19/96 S       419    18.185      0         7,626        5,965     1,660
DM0144200   03/21/96 S       763    18.351      0        14,000       10,853     3,147
DM0144200   03/22/96 B       200    18.335      0         3,668-       3,668
DM0144200   03/25/96 B     4,358    18.405      0        80,214-      80,214
DM0144200   03/26/96 S        56    18.274      0         1,027          800       227
DM0144200   03/27/96 B    38,564    18.285      0       705,144-     705,144
DM0144200   04/01/96 B     3,890    18.222      0        70,886-      70,886
DM0144200   04/02/96 S        83    18.404      0         1,530        1,194       337
DM0144200   04/03/96 S       378    18.497      0         7,000        5,433     1,567
DM0144200   04/04/96 B        42    18.514      0           779-         779
DM0144200   04/08/96 B     3,793    18.510      0        70,200-      70,200
DM0144200   04/09/96 S     2,964    18.216      0        53,997       42,586    11,411
DM0144200   04/11/96 B       694    17.901      0        12,422-      12,422
DM0144200   04/12/96 S     1,148    17.856      0        20,495       16,492     4,003
DM0144200   04/15/96 B     3,837    17.960      0        68,917-      68,917
DM0144200   04/16/96 B       441    18.086      0         7,979-       7,979
DM0144200   04/19/96 S        12    18.213      0           218          172        46
DM0144200   04/22/96 B       997    18.255      0        18,203-      18,203
DM0144200   04/23/96 B     1,820    18.421      0        33,523-      33,523
DM0144200   04/24/96 S       386    18.576      0         7,168        5,551     1,617
DM0144200   04/25/96 B        45    18.595      0           831-         831
DM0144200   04/29/96 B     5,926    18.666      0       110,619-     110,619
DM0144200   04/30/96 B       440    18.629      0         8,194-       8,194
DM0144200   04/30/96 S        43    18.666      0           797          615       182
DM0144200   05/02/96 S        23    18.692      0           437          337       100
DM0144200   05/03/96 B     1,068    18.365      0        19,617-      19,617
DM0144200   05/06/96 B     4,157    18.342      0        76,246-      76,246
DM0144200   05/07/96 B       725    18.367      0        13,313-      13,313
DM0144200   05/08/96 S     2,850    18.289      0        52,118       41,094    11,024
DM0144200   05/10/96 S       338    18.455      0         6,232        4,869     1,362
DM0144200   05/13/96 B     4,366    18.740      0        81,825-      81,825
DM0144200   05/14/96 S     3,460    19.018      0        65,795       49,932    15,862
DM0144200   05/15/96 S        93    19.131      0         1,770        1,336       435
DM0144200   05/16/96 S     2,619    19.145      0        50,146       37,804    12,342
DM0144200   05/17/96 S       155    19.182      0         2,975        2,238       737
DM0144200   05/20/96 B     4,473    19.288      0        86,280-      86,280
DM0144200   05/21/96 B       146    19.406      0         2,824-       2,824
DM0144200   05/22/96 S        15    19.376      0           287          214        73
DM0144200   05/24/96 S         1    18.340      0            11            9         2
DM0144200   05/28/96 B     3,402    19.471      0        66,248-      66,248
DM0144200   05/29/96 B       877    19.471      0        17,082-      17,082
DM0144200   05/29/96 S       877    19.471      0        17,082       12,688     4,394
DM0144200   05/30/96 S       699    19.191      0        13,407       10,104     3,303
DM0144200   06/04/96 B     4,400    19.310      0        84,968-      84,968
DM0144200   06/05/96 S       189    19.411      0         3,674        2,740       934
DM0144200   06/06/96 S        52    19.604      0         1,019          752       266
DM0144200   06/07/96 B       506    19.460      0         9,855-       9,855
DM0144200   06/10/96 B     4,160    19.498      0        81,112-      81,112
DM0144200   06/11/96 B        27    19.482      0           518-         518
DM0144200   06/12/96 S     1,372    19.469      0        26,705       19,879     6,826
DM0144200   06/13/96 S        66    19.499      0         1,294          962       332
DM0144200   06/14/96 B     1,154    19.441      0        22,440-      22,440
DM0144200   06/17/96 B     3,764    19.368      0        72,911-      72,911
DM0144200   06/18/96 B     4,707    19.300      0        90,838-      90,838
DM0144200   06/20/96 B     3,018    19.142      0        57,775-      57,775
DM0144200   06/21/96 S       282    19.047      0         5,372        4,099     1,273
DM0144200   06/24/96 B     3,821    19.244      0        73,526-      73,526
DM0144200   06/25/96 B       200    19.323      0         3,868-       3,868
DM0144200   06/26/96 B       426    19.303      0         8,224-       8,224
DM0144200   06/27/96 S       350    19.132      0         6,703        5,096     1,607
DM0144200   06/28/96 B       954    19.284      0        18,389-      18,389
DM0144200   07/01/96 B     4,020    19.414      0        78,048-      78,048
DM0144200   07/02/96 S       439    19.585      0         8,589        6,386     2,203
DM0144200   07/05/96 S       279    19.427      0         5,427        4,068     1,359
DM0144200   07/08/96 B     3,704    19.011      0        70,409-      70,409
DM0144200   07/10/96 S       228    18.928      0         4,306        3,315       991
DM0144200   07/11/96 B       816    18.942      0        15,456-      15,456
DM0144200   07/12/96 S     6,723    18.569      0       124,831       97,984    26,847
DM0144200   07/15/96 B     4,546    18.598      0        84,552-      84,552
DM0144200   07/17/96 S       368    18.058      0         6,638        5,362     1,276
DM0144200   07/18/96 S       384    18.352      0         7,049        5,603     1,446
DM0144200   07/19/96 B     1,073    18.638      0        19,993-      19,993
DM0144200   07/22/96 B     7,824    18.473      0       144,538-     144,538
DM0144200   07/23/96 B       662    18.314      0        12,131-      12,131
DM0144200   07/24/96 B     1,877    18.018      0        33,815-      33,815
DM0144200   07/25/96 S       104    18.056      0         1,879        1,521       358
DM0144200   07/26/96 S        26    18.239      0           472          379        94
DM0144200   07/29/96 B     4,622    18.441      0        85,236-      85,236
DM0144200   07/30/96 S     1,453    18.270      0        26,553       21,259     5,294
DM0144200   07/31/96 B        64    18.412      0         1,177-       1,177
DM0144200   08/05/96 B     4,891    19.255      0        94,178-      94,178
DM0144200   08/06/96 B        12    19.108      0           236-         236
DM0144200   08/07/96 S       220    19.229      0         4,223        3,216     1,007
DM0144200   08/08/96 S       118    19.355      0         2,277        1,722       554
DM0144200   08/09/96 B     4,082    19.313      0        78,839-      78,839
DM0144200   08/12/96 B     3,647    19.286      0        70,334-      70,334
DM0144200   08/13/96 S       928    19.396      0        18,008       13,616     4,392
DM0144200   08/14/96 S        58    19.278      0         1,122          853       268
DM0144200   08/15/96 S        52    19.331      0         1,000          759       241
DM0144200   08/19/96 B     5,673    19.393      0       110,011-     110,011
DM0144200   08/20/96 B        39    19.384      0           756-         756
DM0144200   08/21/96 B       624    19.291      0        12,042-      12,042
DM0144200   08/22/96 B       232    19.311      0         4,477-       4,477
DM0144200   08/23/96 S     1,060    19.507      0        20,672       15,563     5,110
DM0144200   08/26/96 B     3,875    19.432      0        75,295-      75,295
DM0144200   08/27/96 B       222    19.363      0         4,294-       4,294
DM0144200   08/30/96 S     1,341    19.227      0        25,789       19,714     6,075
DM0144200   09/03/96 B        57    19.063      0         1,078-       1,078
DM0144200   09/04/96 B     4,111    19.063      0        78,375-      78,375
DM0144200   09/05/96 B       226    19.166      0         4,337-       4,337
DM0144200   09/06/96 B       177    18.986      0         3,362-       3,362
DM0144200   09/09/96 B     4,495    19.199      0        86,297-      86,297
DM0144200   09/10/96 S       264    19.407      0         5,128        3,891     1,238
DM0144200   09/11/96 S     2,026    19.439      0        39,393       29,837     9,556
DM0144200   09/12/96 S        36    19.495      0           706          533       173
DM0144200   09/13/96 B     1,893    19.653      0        37,201-      37,201
DM0144200   09/16/96 B     2,118    20.004      0        42,362-      42,362
DM0144200   09/17/96 B        27    20.063      0           536-         536
DM0144200   09/18/96 S       651    20.114      0        13,101        9,599     3,502
DM0144200   09/19/96 B       360    20.112      0         7,246-       7,246
DM0144200   09/20/96 S       231    20.171      0         4,656        3,402     1,254
DM0144200   09/23/96 B     3,868    20.323      0        78,604-      78,604
DM0144200   09/24/96 B     1,006    20.269      0        20,400-      20,400
DM0144200   09/26/96 S       869    20.487      0        17,795       12,816     4,978
DM0144200   10/01/96 B     3,623    20.509      0        74,305-      74,305
DM0144200   10/01/96 B       259    20.527      0         5,319-       5,319
DM0144200   10/02/96 B     3,490    20.584      0        71,846-      71,846
DM0144200   10/03/96 B     1,147    20.774      0        23,825-      23,825
DM0144200   10/04/96 B     1,807    20.775      0        37,532-      37,532
DM0144200   10/07/96 B     3,408    21.044      0        71,710-      71,710
DM0144200   10/09/96 S     1,471    20.952      0        30,819       21,780     9,039
DM0144200   10/10/96 S     5,701    20.899      0       119,154       84,421    34,733
DM0144200   10/11/96 S     7,460    20.886      0       155,806      110,458    45,348
DM0144200   10/15/96 B     3,083    21.077      0        64,979-      64,979
DM0144200   10/16/96 S     1,039    21.138      0        21,969       15,402     6,567
DM0144200   10/17/96 S       982    21.090      0        20,707       14,550     6,157
DM0144200   10/18/96 S       389    21.126      0         8,220        5,766     2,454
DM0144200   10/21/96 B     3,505    21.240      0        74,449-      74,449
DM0144200   10/22/96 S        88    21.129      0         1,863        1,308       555
DM0144200   10/23/96 B       394    20.997      0         8,265-       8,265
DM0144200   10/24/96 B       265    21.022      0         5,561-       5,561
DM0144200   10/28/96 B     3,510    20.878      0        73,292-      73,292
DM0144200   10/29/96 B       271    20.739      0         5,616-       5,616
DM0144200   10/30/96 B       340    20.735      0         7,059-       7,059
DM0144200   10/31/96 B       464    20.767      0         9,628-       9,628
DM0144200   11/01/96 B        57    20.989      0         1,200-       1,200
DM0144200   11/04/96 B     4,043    20.909      0        84,525-      84,525
DM0144200   11/05/96 B       282    20.960      0         5,904-       5,904
DM0144200   11/06/96 B       100    21.219      0         2,126-       2,126
DM0144200   11/07/96 B       673    21.490      0        14,462-      14,462
DM0144200   11/12/96 B        66    21.592      0         1,426-       1,426
DM0144200   11/12/96 B     1,491    21.648      0        32,285-      32,285
DM0144200   11/12/96 S       185    21.691      0         4,013        2,753     1,260
DM0144200   11/13/96 S     1,983    21.614      0        42,864       29,510    13,354
DM0144200   11/14/96 S     1,849    21.715      0        40,161       27,520    12,640
DM0144200   11/15/96 B     1,150    21.811      0        25,076-      25,076
DM0144200   11/18/96 B     4,434    21.750      0        96,440-      96,440
DM0144200   11/19/96 B       799    21.666      0        17,316-      17,316
DM0144200   11/20/96 B       628    21.839      0        13,706-      13,706
DM0144200   11/21/96 S        84    21.938      0         1,837        1,249       589
DM0144200   11/22/96 S        59    21.858      0         1,290          880       410
DM0144200   11/25/96 B     3,672    22.044      0        80,943-      80,943
DM0144200   11/26/96 B        30    22.210      0           670-         670
DM0144200   11/27/96 S       292    22.134      0         6,470        4,363     2,107
DM0144200   11/29/96 S       701    22.154      0        15,540       10,471     5,069
DM0144200   12/02/96 B     3,710    22.204      0        82,386-      82,386
DM0144200   12/03/96 B     1,274    22.168      0        28,235-      28,235
DM0144200   12/04/96 S     1,024    21.912      0        22,437       15,308     7,129
DM0144200   12/05/96 B        51    21.804      0         1,108-       1,108
DM0144200   12/06/96 S       595    21.777      0        12,960        8,897     4,063
DM0144200   12/09/96 S     8,039    21.646      0       174,006      120,181    53,826
DM0144200   12/10/96 S     2,959    21.950      0        64,940       44,231    20,709
DM0144200   12/11/96 B       501    21.864      0        10,952-      10,952
DM0144200   12/13/96 S       269    21.402      0         5,749        4,016     1,732
DM0144200   12/16/96 B     3,216    21.283      0        68,450-      68,450
DM0144200   12/18/96 B       463    21.113      0         9,767-       9,767
DM0144200   12/19/96 S       722    21.405      0        15,458       10,809     4,649
DM0144200   12/23/96 B    12,296    21.793      0       267,963-     267,963
DM0144200   12/26/96 B     1,046    21.751      0        22,755-      22,755
DM0144200   12/27/96 B         5    21.751      0           116-         116
DM0144200   12/27/96 B       236    21.888      0         5,175-       5,175
DM0144200   12/30/96 S       510    21.841      0        11,143        7,666     3,478
DM0144200   12/31/96 B    63,100    20.953      0     1,322,137-   1,322,137
DM0144200   12/31/96 B    15,739    20.953      0       329,777-     329,777
                                             ----    ----------   ----------   -------
                    SUB-TOTAL                   0    10,324,534    9,873,885   450,647

                    GRAND TOTAL                 0    19,388,480   18,865,230   523,247

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
    CATEGORY 4 - SINGLE TRANSACTION WITH ONE BROKER EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***





                              F O O T N O T E S
                              -----------------


                    * = SINGLE TRANSACTION IS  5% REPORTABLE
                    B = BUY TRANSACTION
                    S = SELL TRANSACTION
                    R = REINVESTMENT TRANSACTION